ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com
March 31, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Sheila Stout

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. Stout:

On behalf of Marshall Funds, Inc. (the “Registrant”), this letter is in response to the comments you provided with respect to the Registrant and its series (each, a “Fund” and collectively, the “Funds”), during our telephone conference on February 25, 2010 regarding the Registrant’s report on Form N-CSR filed on November 5, 2009.

1.          Comment:        Certain Funds have greater than 20% of their assets on loan.  Please (i) confirm that no Fund has exceeded the 33 1/3% limit with respect to securities lending and (ii) explain why securities lending is not identified as a principal investment strategy of such Funds.

Response:   The Registrant notes that no Fund that currently engages in securities lending has more than 33 1/3% of its assets on loan.  The Registrant further notes that securities lending has been identified as a technique utilized by the Funds in response to Item 9 of Form N-1A.

2.   Comment:   Explain how the Lehman Brothers debt security held by Short-Intermediate Bond Fund was valued (e.g., by an independent pricing service or fair value by Board).  If the security was fair valued by the Board, note in the report that it was fair valued.

Response:   The Registrant confirms that the Lehman Brothers debt security was valued by the Fund’s independent pricing service.

3.   Comment:   Explain how the Greenwich Capital debt securities held by Government Income Fund were valued (e.g., by an independent pricing service or fair value by Board).  If the securities were fair valued by the Board, note in the report that they were fair valued.

Response:   The Registrant confirms that the Greenwich Capital debt securities were valued by the Fund’s independent pricing service.

United States Securities and Exchange Commission March 31, 2010 Page 2

4.   Comment:   In the Statements of Assets and Liabilities, include the following (i) the number of shares authorized to be issued; and (ii) the market value of securities on loan.

Response:   The Registrant will include the requested information in the Funds’ financial reports, beginning with the February 28, 2010 Semi-Annual Report.

5.   Comment:   The net expense ratios of certain Funds shown in the Financial Highlights section of the annual report correspond to the gross expense ratios of the Funds shown in the Fee Table section of the prospectuses.  Explain why the net expense ratios of these Funds shown in the annual report and prospectuses are not consistent.

Response:   The Financial Highlights section reflects the net expense ratios of the Funds as of their fiscal year end.  Contractual fee waivers were put in place for certain Funds after their fiscal year end.  For such Funds, the Fee Table reflects the expense ratios of the Funds as of their fiscal year end and also reflects the contractual fee waivers that were put in place.

6.   Comment:   Note 2 to the financial statements includes the current rates of short-term investments in which cash collateral from the securities lending program is invested.  Going forward, please show the current rates of any money market funds in which the cash collateral is invested.

Response:   The Registrant will include the requested information in the Funds’ financial reports, beginning with the February 28, 2010 Semi-Annual Report, as applicable.

7.   Comment:   Explain why the dollar amount of “net change resulting from Fund Shares transactions” for a Fund, as presented in Note 4 to the financial statements, does not agree with the dollar amount of “change in net assets resulting from capital stock transactions” for that Fund, as reflected in the Statements of Changes in Net Assets.

Response:   The dollar amount of “change in net assets resulting from capital stock transactions” differs from the dollar amount of “net change resulting from Fund Shares transactions” for each Fund (other than a money market Fund) because it includes redemption fee amounts paid to such Funds.

8.   Comment:   Please confirm whether any of the fees waived or expenses reimbursed by the Funds’ investment adviser or any of its affiliates for the Funds are subject to recapture.

Response:   None of the fees waived or expenses reimbursed for any Fund are subject to recapture by the Funds’ investment adviser or any of its affiliates.

9.   Comment:   The Registrant’s response to Item 2 of Form N-CSR does not meet the requirements of the Item, which calls for a Registrant to file a copy of the code of ethics for its principal executive and financial officers with its annual report on Form N-CSR, post a copy of

United States Securities and Exchange Commission March 31, 2010 Page 3

such code of ethics on the Registrant’s website or undertake to provide a copy of such code of ethics free of charge upon request.  The Registrant may satisfy the Item 2 requirement by incorporating by reference to the code of ethics previously filed provided that the date of the filing and the accession number are included.

Response:   The Registrant’s response to Item 2 of Form N-CSR notes that there were no amendments to its code of ethics for its principal executive and financial officers during the period.  The Registrant’s response to Item 12(a)(1) incorporates by reference to the code of ethics filed with its Form N-CSR on November 8, 2006.  The accession number of the November 8, 2006 filing is 0001193125-06-227868.  In response to the staff’s request, going forward and as applicable, the Registrant will include the code of ethics or language incorporating by reference a previously filed code of ethics, including the accession number of that filing, in response to Item 2 of Form N-CSR.

10.      Comment:   The Registrant responded to Item 4(e)(2) that during the fiscal year ended August 31, 2009, all of the non-audit services provided by the Registrant’s principal accountant were pre-approved by the audit committee.  Item 4(e)(2) requests that the Registrant disclose the percentage of services that were approved by the Registrant’s audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.  Paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X provides that the non-audit pre-approval requirement is waived if, among other items, the audit committee approves the services prior to the completion of the audit.  Please confirm whether the non-audit services were pre-approved by the audit committee.

Response:   No non-audit services were provided by the Registrant’s principal accountant that required approval pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.  All of the services provided by the Registrant’s principal accountant were pre-approved by the Registrant’s audit committee.

*           *           *           *           *

If you have any questions or comments, please contact the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray
Abigail J. Murray

cc:	Mr. John Blaser
Angela Pingel, Esq.
Maureen Miller, Esq.

Marshall Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202

March 31, 2010

VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Marshall Funds, Inc. (the “Registrant”) Registration Numbers 033-48907; 811-58433

Dear Ms. Stout:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant and its series (each, a “Fund” and collectively, the “Funds”), during our telephone conference on February 25, 2010 regarding the Registrant’s report on Form N-CSR filed on November 5, 2009.

The Registrant acknowledges with respect to each filing that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Marshall Funds, Inc.
By:	/s/John M. Blaser
Name:	John M. Blaser
Title:	President and Director